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                                                                      EXHIBIT 25


                              EMPLOYMENT AGREEMENT
                                 OF DAVIDI GILO
                                      WITH
                                DSP TELECOM, INC.

      THIS EMPLOYMENT AGREEMENT (this "Agreement"), made and entered into effective as of this 12th day of October, 1998, by and between DSP TELECOM, INC., a California corporation (hereinafter the "Corporation"), and DAVIDI GILO (hereinafter "Gilo").

                                    AGREEMENT

      The parties hereto hereby agree as follows:

      1. EMPLOYMENT DUTIES.

            a. GENERAL. The Corporation hereby agrees to employ Gilo, and Gilo hereby agrees to accept employment with the Corporation, as Chairman of the Board of the Corporation on the terms and conditions hereinafter set forth.

            b. CORPORATION'S DUTIES. The Corporation shall allow Gilo to, and Gilo shall, perform responsibilities normally incident to his position as Chairman, subject to his election by the stockholders of the Corporation's parent, DSP Communications, Inc., a Delaware corporation ("DSPC"), as a Director of DSPC, but otherwise as the immediate superior to the Chief Executive Officer of the Corporation, commensurate with his background, experience and professional standing. The Corporation shall provide Gilo with a private office, stenographic help, office equipment, supplies, customary services and cooperation suitable for the performance of his duties. These duties shall be performed primarily in Cupertino, California.

            c. GILO'S DUTIES. Unless otherwise agreed to by the parties, Gilo shall serve as the Chairman of the Board of DSPC. Gilo shall devote at least thirty (30) hours per week on average to the work of the Corporation. Gilo shall report directly to DSPC's Board of Directors. Gilo's service for DSPC's subsidiaries, including, without limitation, the Corporation, DSP Telecommunications, Ltd., CTP Systems, Ltd., DSPC Israel, Ltd., DSPC Japan, Inc., and CTP Systems, Inc., shall be credited to the hours requirement. Gilo shall inform the Board of any other positions that he takes with any other corporation from this date forward.

      2. TERM. This Agreement shall terminate on December 31, 2002, unless (a) extended as set forth herein, or (b) terminated sooner under the terms of this Agreement. Thereafter, this Agreement may be renewed by Gilo and the Board of Directors of this Corporation on such terms as the parties may agree to in writing. Absent written notice to the contrary, thirty (30) days prior to the end of the employment term, this Agreement will be renewed for consecutive one
(1) year extensions. As used herein,

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the term "employment term" refers to the entire period of employment of Gilo hereunder, including any extensions.

      3. COMPENSATION. Gilo shall be compensated as follows:

            a. FIXED SALARY. Gilo shall receive a fixed annual salary of Three Hundred Thousand Dollars ($300,000). The Corporation agrees to review the fixed salary following the end of each twelve (12) month period during the employment term based upon Gilo's services and the Corporation's financial results during the calendar year, and to make such increases as may be determined appropriate in the discretion of the Corporation's Board of Directors.

            b. PAYMENT. Gilo's fixed salary shall be payable on a semi-monthly basis.

            c. BONUS COMPENSATION. During the employment term, Gilo shall participate in each bonus plan adopted by the Corporation's Board of Directors. Commencing in 1999, Gilo shall be entitled to receive an annual bonus equal to
(i) twenty-five percent (25%) of his base salary should this Corporation meet eighty percent (80%) of its plan as presented to the Board in January of each year, during the term of Gilo's employment ("Yearly Plan"); (ii) seventy-five percent (75%) of his base salary should this Corporation meet its Yearly Plan; and (iii) one hundred twenty-five percent (125%) of his base salary should this Corporation meet one hundred twenty percent (120%) of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between eighty percent (80%) and one hundred percent (100%); or between one hundred percent (100%) and one hundred twenty percent (120%). The meeting of the Yearly Plan for purposes of this Section shall be based upon the actual revenues and earnings per share for each applicable year (each weighted fifty percent (50%)) compared to the revenues and earnings per share projected in the Yearly Plan (with each item weighted fifty percent (50%)) and no item shall be counted if it is not at least eighty percent (80%) met.

            d. VACATION. Gilo shall accrue paid vacation at the rate of thirty
(30) days for each twelve (12) months of employment. Gilo shall be compensated at his usual rate of compensation during any such vacation. Gilo shall be entitled to ten (10) paid holidays during each twelve (12) months of employment.

            e. BENEFITS. During the employment term, Gilo and his dependents shall be entitled to participate in any group plans or programs maintained by the Corporation for any employees relating to group health, disability, life insurance and other related benefits as in effect from time to time. The level of benefits shall be based on the salary payable to Gilo. The Corporation shall provide Gilo with Director and Officer Insurance, if reasonably available to the Corporation, and all of its officers and directors. Gilo shall in no event


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receive less insurance coverage than that available to any other employee. The
Corporation shall, at a minimum, keep in full force and effect its indemnification agreement previously entered into with Gilo.

      4. EXPENSES. The Corporation shall reimburse Gilo for his normal and reasonable expenses incurred for travel, entertainment and similar items in promoting and carrying out the business of DSPC in accordance with the Corporation's general policy as adopted by the Corporation's management from time to time. As a condition of reimbursement, Gilo agrees to provide the Corporation with copies of all available invoices and receipts, and otherwise account to the Corporation in sufficient detail to allow the Corporation to claim an income tax deduction for such paid item, if such item is deductible. Reimbursements shall be made on a monthly, or more frequent, basis. The Corporation shall also reimburse Gilo for all professional membership dues incurred, if any; all technical books purchased by Gilo; and all moving and relocation expenses, incurred by Gilo at the Corporation's request.

      5. CONFIDENTIALITY AND COMPETITIVE ACTIVITIES. Gilo agrees that during the employment term he is in a position of special trust and confidence and has access to confidential and proprietary information about the Corporation's business and plans. Gilo agrees that he will not directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any similar individual or representative capacity, engage or participate in any business that is in competition, in any manner whatsoever, with the Corporation. Notwithstanding anything in the foregoing to the contrary, Gilo shall be allowed to invest as a shareholder in publicly traded companies, or through a venture capital firm or an investment pool.

      For purposes of this Section 5, the term "Corporation" shall also mean DSPC or any of its subsidiaries.


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      6. TRADE SECRETS.

            a. SPECIAL TECHNIQUES. It is hereby agreed that the Corporation has developed or acquired certain products, technology, unique or special methods, manufacturing and assembly processes and techniques, trade secrets, special written marketing plans and special customer arrangements, and other proprietary rights and confidential information and shall during the employment term continue to develop, compile and acquire said items (all hereinafter collectively referred to as the "Corporation's Property"). It is expected that Gilo will gain knowledge of and utilize the Corporation's Property during the course and scope of his employment with the Corporation, and will be in a position of trust with respect to the Corporation's Property.

            b. CORPORATION'S PROPERTY. It is hereby stipulated and agreed that the Corporation's Property shall remain the Corporation's sole property. In the event that Gilo's employment is terminated, for whatever reason, Gilo agrees not to copy, make known, disclose or use, any of the Corporation's Property without the Corporation's prior written consent which shall not be unreasonably withheld. In such event, Gilo further agrees not to endeavor or attempt in any way to interfere with or induce a breach of any prior proprietary contractual relationship that the Corporation may have with any employee, customer, contractor, supplier, representative, or distributor for nine (9) months. Gilo agrees upon termination of employment to deliver to the Corporation all confidential papers, documents, records, lists and notes (whether prepared by Gilo or others) comprising or containing the Corporation's Property. Gilo recognizes that violation of covenants and agreements contained in this Section 6 may result in irreparable injury to the Corporation which would not be fully compensable by way of money damages.

            c. COVENANT NOT TO COMPETE. For a period of one (1) year from the date of any termination of Gilo's employment with the Corporation, provided that he has sold substantially all of his stock in the Corporation, Gilo shall not, directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, Director, or in any other individual or representative capacity, engage or participate in any activities within the State of California, which are the same as, or competitive with, the activities in which the Corporation is presently engaged.

            d. CORPORATION DEFINED. For purposes of this Section 6, the term "Corporation" shall also mean DSPC and any of its subsidiaries.


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      7. TERMINATION.

            a. GENERAL. The Corporation may terminate this Agreement without cause, by written notice. Gilo may voluntarily terminate his employment hereunder upon ninety (90) days' advance written notice to the Corporation. A change in control (as defined below) of the Corporation, other than a change in control which is also a transaction described in Section 9.e. below, shall be deemed to be an immediate termination without cause by the Corporation. As used herein, "change in control" means a change in ownership or control of the Corporation effected through either of the following transactions:

                  (i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Corporation or by a Corporation-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which a majority of the Continuing Directors who are not affiliates or associates of the offeror do not recommend such stockholders accept, or

                  (ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

      As used herein, "CONTINUING DIRECTORS" means members of the Board of the Corporation who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

            b. TERMINATION FOR CAUSE. The Corporation may immediately terminate Gilo's employment at any time for cause. Termination for cause shall be effective from the receipt of written notice thereof to Gilo specifying the grounds for termination and all relevant facts. Cause shall be deemed to include: (i) material neglect of his duties or a significant violation of any of the provisions of this Agreement, which continues after written notice and a reasonable opportunity (not to exceed thirty (30) days) in which to cure; (ii) fraud, embezzlement, defalcation or conviction of any felonious offense; or


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(iii) intentionally imparting confidential information relating to the
Corporation, DSPC, or any of DSPC's subsidiaries, or their business to competitors or to other third parties other than in the course of carrying out his duties hereunder. The Corporation's exercise of its rights to terminate with cause shall be without prejudice to any other remedy it may be entitled at law, in equity, or under this Agreement.

            c. TERMINATION UPON DEATH OR DISABILITY. This Agreement shall automatically terminate upon Gilo's death. In addition, if any disability or incapacity of Gilo to perform his duties as the result of any injury, sickness, or physical, mental or emotional condition continues for a period of thirty (30) business days (excluding any accrued vacation) out of any one hundred twenty
(120) calendar day period, the Corporation may terminate Gilo's employment upon written notice. Payment of salary to Gilo during any sick leave shall only be to the extent that Gilo has accrued sick leave or vacation days. Gilo shall accrue sick leave at the same rate generally available to the Corporation's employees.

            d. SEVERANCE PAY. If this Agreement is terminated without cause pursuant to Section 7.a. (above), the Corporation shall pay Gilo a severance/consulting fee equal to the full amount of the compensation that he could have expected under this Agreement, as and when payable under this Agreement, without deduction except for tax withholding amounts, through the end of the term, during which Gilo shall remain as a consultant to the Corporation. The Corporation shall pay Gilo a severance fee equal to his monthly salary at his then-current rate of fixed salary compensation, multiplied by the number six
(6) if this Agreement is terminated pursuant to Section 7.b (i) (above) or if Gilo or the Corporation elects not to renew this Agreement. The Corporation shall pay Gilo a severance fee equal to his monthly salary at his then-current rate of fixed salary compensation, multiplied by the lesser of the number eighteen (18) or the number of months left in the original term of this Agreement as set forth herein plus nine (9), if Gilo voluntarily elects to terminate his employment, unless the Corporation successfully claims that a termination in accordance with Section 7. b(ii) and (iii) is in order, or if Gilo or the Corporation elects not to renew this Agreement. There shall be no severance in the event that this Agreement is terminated in accordance with
Section 7.b (ii) and (iii).

      8. CORPORATE OPPORTUNITIES.

            a. DUTY TO NOTIFY. In the event that Gilo, during the employment term, shall become aware of any material and significant business opportunity directly related to the Corporation's digital signal processing business or the Corporation's wireless PBX


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business, or such other businesses that become significant for the Corporation,
Gilo shall promptly notify the Corporation's Directors of such opportunity. Gilo shall not appropriate for himself or for any other person other than the Corporation, or any affiliate of the Corporation, any such opportunity unless, as to any particular opportunity, the Board of Directors of the Corporation fails to take appropriate action within thirty (30) days. Gilo's duty to notify the Corporation and to refrain from appropriating all such opportunities for thirty (30) days shall neither be limited by, nor shall such duty limit, the application of the general law of California relating to the fiduciary duties of an agent or employee.

            b. FAILURE TO NOTIFY. In the event that Gilo fails to notify the Corporation of, or so appropriates, any such opportunity without the express written consent of the Board of Directors, Gilo shall be deemed to have violated the provisions of this Section notwithstanding the following:

                  i. The capacity in which Gilo shall have acquired such opportunity; or

                  ii. The probable success in the Corporation's hands of such opportunity.

            c. CORPORATION DEFINED. For purposes of this Section 8, the term "Corporation" shall also mean DSPC or any of its subsidiaries.

      9. MISCELLANEOUS.

            a. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein, and supersedes and replaces any prior agreements and understandings, whether oral or written between them with respect to such matters. The provisions of this Agreement may be waived, altered, amended or repealed in whole or in part only upon the written consent of both parties to this Agreement.

            b. NO IMPLIED WAIVERS. The failure of either party at any time to require performance by the other party of any provision hereof shall not affect in any way the right to require such performance at any time thereafter, nor shall the waiver by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of the same provision or any other provision.

            c. PERSONAL SERVICES. It is understood that the services to be performed by Gilo hereunder are personal in nature and the obligations to perform such services and the conditions and covenants of this Agreement cannot be assigned by Gilo. Subject to the foregoing, and except as otherwise provided herein, this Agreement shall inure to the benefit of and bind the successors and assigns of the Corporation.

            d. SEVERABILITY. If for any reason any provision of this Agreement shall


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be determined to be invalid or inoperative, the validity and effect of the other provisions hereof shall not be affected thereby, provided that no such severability shall be effective if it causes a material detriment to any party.

            e. MERGER, TRANSFER OF ASSETS, OR DISSOLUTION OF THE CORPORATION. This Agreement shall not be terminated by any dissolution of the Corporation resulting from either merger or consolidation in which the Corporation is not the consolidated or surviving corporation or a transfer of all or substantially all of the assets of the Corporation. In such event, the rights, benefits and obligations herein shall automatically be assigned to the surviving or resulting corporation or to the transferee of the assets.

            f. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, applicable to contracts between California residents entered into and to be performed entirely within the State of California.

            g. NOTICES. All notices, requests, demands, instructions or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon delivery, if delivered personally, or if given by prepaid telegram, or mailed first-class, postage prepaid, registered or certified mail, return receipt requested, shall be deemed to have been given seventy-two (72) hours after such delivery, if addressed to the other party at the addresses as set forth on the signature page below. Either party hereto may change the address to which such communications are to be directed by giving written notice to the other party hereto of such change in the manner above provided.

            h. LEGAL COUNSEL. Gilo has been represented by or has been advised by the Corporation to seek and obtain the advise of independent counsel of his own choice and has been given an adequate opportunity to seek and obtain the advise of such independent counsel in connection with the negotiation of this Agreement.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DSP TELECOM, INC.
a California corporation
20300 Stevens Creek Blvd., Ste. 465
Cupertino, CA  95014

By: /s/ Lewis Broad                     /s/ Davidi Gilo
    --------------------------------    ----------------------------------------
    LEWIS BROAD, Chairman of                DAVIDI GILO
    Compensation Committee                  100 Why Worry Lane
                                            Woodside, CA 94062


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